July 6, 2011

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Amanda Ravitz, Assistant Director Ruairi Regan, Staff Attorney Tim Buchmiller, Reviewing Attorney

Re:	CSR plc
Registration Statement on Form F-4
Filed April 19, 2011
File No. 333-173590

Ladies and Gentlemen:

On behalf of CSR plc (the “Company” or “CSR”), we submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 16, 2011 (the “F-4 Letter”), relating to the Company’s Registration Statement on Form F-4, filed April 19, 2011 (the “Registration Statement”).

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement). Amendment No. 1 as filed via EDGAR is marked as specified in Item 310 of Regulation S-T.

For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

General

1.	To the extent applicable, please revise your disclosure in this filing to comply with the comments regarding your annual report on Form 20-F included in our letter dated May 16, 2011 and any subsequent letters from us related to that filing.

In response to the Staff’s comment, we respectfully direct the Staff to CSR’s letters dated May 26, 2011 and June 23, 2011 that we separately submitted in response to the Staff’s letters dated May 16, 2011 and June 2, 2011with respect to CSR’s Annual Report on Form 20-F that was filed on March 16, 2011 and CSR’s amended Annual Report on Form 20-F/A that was filed on June 23, 2011. Additionally, we respectfully direct the Staff to the Staff’s letter dated June 28, 2011, providing that the Staff has completed its review of such filings.

Material Israeli Tax Consequences of the Merger, page 132

2.	We note that you are seeking a tax ruling from the Israeli Tax Authority. Please file the ruling as an exhibit to your registration statement and allow us adequate time for review or advise.

We respectfully advise the Staff that, after CSR received the F-4 Letter and discussed the contents thereof with Zoran, Zoran contacted the Israeli Tax Authority (“ITA”) to inquire about the likely content and timing of receipt of the requested ruling. Based on such informal inquiries with the ITA, Zoran is advised that the ITA typically issues such rulings prior to, but close in time to, the closing of the subject transaction, and there are no assurances regarding the timing or that the ruling will be issued at all. In view of the expected timing of the ruling, CSR and Zoran will provide opinions of their respective Israeli counsel regarding the matters set forth in

Securities and Exchange Commission

July 6, 2011

Amendment No. 1 under the caption “Material Tax Consequences — Material Israeli Tax Consequences of the Merger,” as provided for by Item 601(b)(8) of Regulation S-K. Forms of these opinions have been filed with Amendment No. 1. We are hopeful that these opinions address any concerns of the Staff with the accuracy of the disclosure. We believe that because the issuance and timing of the ruling are uncertain, the disclosure set forth in Amendment No. 1 provides all material information a Zoran stockholder needs to make both a voting and an investment decision.

3.	We note your disclosure that Zoran believes the exemptions from Israeli capital gains may apply to “certain holders” of Zoran’s stock. Please disclose which holders you are referring to and disclose the material Israeli tax consequences of the merger to the holders who do not fall into that category.

In response to the Staff’s comment, we have revised the disclosure on pages 4, 17, 29, and 151 of Amendment No. 1 to the Registration Statement. We respectfully advise the Staff that exemptions from Israeli capital gains tax under relevant tax treaties with Israel or certain provisions of Israeli tax law may apply to holders of Zoran’s stock who are not residents of Israel. In addition, under certain circumstances, residents of Israel may be eligible for exemption from Israeli capital gains tax under provisions of Israeli tax law. The circumstances under which such exemptions may be obtained vary and depend on individual facts. Any holders of Zoran’s stock who believe that they are entitled to such exemption will need to separately obtain from the ITA a certificate of exemption from withholding or an individual tax ruling providing for no withholding, and submit such certificate of exemption or ruling to CSR and Zoran. Holders of Zoran’s stock will have to consult their respective tax advisors to inquire whether they are eligible for a certificate of exemption from withholding or an individual tax ruling. We have amended the Registration Statement in response to the Staff’s comment in order to clarify these matters.

We supplementally advise the Staff that Zoran believes, based on advice from its Israeli tax counsel, that it is reasonably likely that Zoran’s five-percent stockholders (including, based on public disclosures, BlackRock, Inc., Starboard Value LP, Dimensional Fund Advisors LP and Pzena Investment Management LLC) may qualify for separate exemptions so long as residents of Israel own less than 25% of these holders. Zoran plans to communicate separately with these stockholders and assist them as necessary in seeking such exemptions prior to the closing of the proposed transaction.

4.	We also note your disclosure that “[t]o the extent that tax is withheld on payments to U.S. taxpayers, it is possible that such withheld taxes may not be able to be credited against such taxpayers’ U.S. income tax liability (emphasis added).” Please disclose why it is uncertain whether any withheld taxes would not be creditable against a holder’s U.S. income tax liability.

In response to the Staff’s comment, we have revised the disclosure on page 151 of Amendment No. 1. It is uncertain whether any Israeli withholding taxes will be creditable against a U.S. holder’s U.S. federal income tax liability because the availability of such credit depends on each individual stockholder’s specific situation (e.g., whether such U.S. holder has sufficient foreign source taxable income to be able to utilize such credit).

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it will not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Please direct your questions or comments to Steven V. Bernard at (650) 320-4658 or to me at (650) 320-4554. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention, as well as that of Mr. Bernard, at (650) 493-6811. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI Professional Corporation
/s/ David J. Segre
David J. Segre

cc:	Adam R. Dolinko, CSR plc

Brett N. Gladden, CSR plc

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati

William Underhill, Slaughter and May

Julian Rae, Deloitte LLP

Stephen E. Gillette, Jones Day